UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

 Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Spain Concessions – Update

Item 1

November 16, 2015

Spain concessions - update

Further to Note 9.3 of the Company's Q3 2015 financial statements, the Company hereby wishes to update that its subsidiary in Spain (ICL Iberia/IBP) and the Government of Catalonia signed a cooperation agreement that is expected to ensure the continuation of ICL Iberia’s potash mining activities in the Bages Region of Catalonia, and that will regulate its entire mining operation, including environmental issues, and will further provide support related to regulatory, infrastructure and transportation matters. The agreement reflects the Government of Catalonia's position that the potash industry serves a strategic public interest, and thus ensures its long-term operation in the region. The agreement further regulates ICL Iberia’s salt piling activity at the ICL Iberia’s site located in Sallent, including the restoration plan that is required to be fully executed no later than 2065.

Further to Item 4 of the Company's 2014 Annual Report – (D. Property, Plants and Equipment), regarding the Reserva Catalana, the Company is in the process of extending several of its concessions in that area for an additional 30 years. To the best of the Company's knowledge, most governmental approvals have been obtained over the past few days and the remainders are expected to be obtained soon.

ICL Millennium Tower, 23 Aranha St. Tel-Aviv 6107025 Tel. 03-6844400 Fax 03-6844444	כיל מגדל המילניום, ארניה 23 תל אביב (6107025) טלפון 03-6844400 פקס 03-6844444
www-icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 16, 2015